SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

TAT TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

P.O. BOX 80, Gedera 70750 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐          No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The 2011 Annual and Extraordinary General Meeting of shareholders (the ”Meeting”) of TAT Technologies Ltd. (the “Company”) was held on Thursday, August 18, 2011 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel.

At the meeting, all proposals, set forth in the Company's proxy statement sent in connection with the meeting and furnished to the Securities and Exchange Commission on July 28, 2011 (the "Proxy Statement"), were approved by the required majority, including, in particular, proposal 3, which was approved by a majority of shareholders, who are not controlling shareholders of the Company and do not have personal interest in the reelection of Mr. Shani as external director of the Company (other than a personal interest unrelated to relationships with a controlling shareholder of the Company).

For further information concerning the abovementioned proposals, please refer to the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Name: Yaron Shalem
Title: Chief Financial Officer

Date: August 29, 2011